                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 16) *

                                Hadera Paper Ltd.
               (Formerly Named American Israeli Paper Mills Ltd.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, Par Value Nis0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   027069-50-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Clal Industries and Investments Ltd.
                        The Triangular Tower, 45Th Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                            Attn: Corporate Secretary
                               Tel: +972 3 6075794
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                   NUFAR MALOVANI, ADV. | CORPORATE SECRETARY
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
          3 AZRIELI CENTER, TRIANGLE TOWER, 45TH FLOOR, TEL-AVIV 67023
                    TEL. +972 3 6075794 | FAX. +972 3 6075131

                               SEPTEMBER 30, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only)

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC Use only

--------------------------------------------------------------------------------
4    Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5    Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        0 [a]
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    Shared Voting Power
BENEFICIALLY            3,007,621 [a]
  OWNED BY         -------------------------------------------------------------
    EACH           9    Sole Dispositive Power
  REPORTING             0 [a]
 PERSON WITH       -------------------------------------------------------------
                   10   Shared Dispositive Power
                        3,007,621 [a]
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,007,621 [a]
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     59.4% [a]
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

[a]  As of February 28, 2010 and as of September 30, 2009.

                               Page 2 of 31 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only)

     DIC Loans Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC Use only

--------------------------------------------------------------------------------
4    Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        0 [a]
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    Shared Voting Power
BENEFICIALLY            0 [a]
  OWNED BY         -------------------------------------------------------------
    EACH           9    Sole Dispositive Power
  REPORTING             0 [a]
 PERSON WITH       -------------------------------------------------------------
                   10   Shared Dispositive Power
                        0 [a]
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     0 [a]
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     0% [a]
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

[a]  As of February 28, 2010 and as of September 30, 2009.

                               Page 3 of 31 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC Use only

--------------------------------------------------------------------------------
4    Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [X]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        0 [a]
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    Shared Voting Power
BENEFICIALLY            0 [a]
  OWNED BY         -------------------------------------------------------------
    EACH           9    Sole Dispositive Power
  REPORTING             0 [a]
 PERSON WITH       -------------------------------------------------------------
                   10   Shared Dispositive Power
                        0 [a]
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     0 [a]
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     0% [a]
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

[a]  As of February 28, 2010 and as of September 30, 2009.

                               Page 4 of 31 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC Use only

--------------------------------------------------------------------------------
4    Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        0 [a][b]
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    Shared Voting Power
BENEFICIALLY            3,007,621 [a][b]
  OWNED BY         -------------------------------------------------------------
    EACH           9    Sole Dispositive Power
  REPORTING             0 [a][b]
 PERSON WITH       -------------------------------------------------------------
                   10   Shared Dispositive Power
                        3,007,621 [a][b]
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,007,621 [a][b]
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [X] [c]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     59.4% [d]
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

[a]  The number of Shares is as of February 28, 2010. The number of Shares in
     Rows (8), (10) and (11) does not include 383,182 Shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a
     subsidiary of IDB Development Corporation Ltd., and 4,998 Shares held by unaffiliated third-party client accounts managed by a subsidiary of CIEH as portfolio manager (collectively, the "Managed Shares"). The Reporting
     Person disclaims beneficial ownership of the Managed Shares.

[b]  As of September 30, 2009 the number of Shares for Rows (8), (10) and (11)
     was 3,022,132 Shares. This number of Shares included 14,511 Shares held by subsidiaries of CIEH for their own account. This number of Shares did not include 392,152 Shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of CIEH, and
     5,070 Shares held by unaffiliated third-party client accounts managed by a subsidiary of CIEH as portfolio manager (collectively, the "Previous
     Managed Shares"). The Reporting Person disclaims beneficial ownership of the Previous Managed Shares

[c]  As of February 28, 2010 - excludes the Managed Shares. As of September 30,
     2009 - excluded the Previous Managed Shares

[d]  As of September 30, 2009 the percent for Row (13) was 59.7%, based on the total number of Shares then outstanding.

                               Page 5 of 31 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC Use only

--------------------------------------------------------------------------------
4    Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        0 [a][b]
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    Shared Voting Power
BENEFICIALLY            3,007,621 [a][b]
  OWNED BY         -------------------------------------------------------------
    EACH           9    Sole Dispositive Power
  REPORTING             0 [a][b]
 PERSON WITH       -------------------------------------------------------------
                   10   Shared Dispositive Power
                        3,007,621 [a][b]
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,007,621 [a][b]
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [X] [c]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     59.4% [d]
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

[a]  The number of Shares is as of February 28, 2010. The number of Shares for
     Rows (8), (10) and (11) does not include the "Managed Shares". The
     Reporting Person disclaims beneficial ownership of the Managed Shares.

[b]  As of September 30, 2009 the number of Shares for Rows (8), (10) and (11)
     was 3,022,132 Shares. This number of Shares included 14,511 Shares held by subsidiaries of CIEH for their own account. This number of Shares did not include the Previous Managed Shares. The Reporting Person disclaims beneficial ownership of the Previous Managed Shares

[c]  As of February 28, 2010 - excludes the Managed Shares. As of September 30,
     2009 - excludes the Previous Managed Shares

[d]  As of September 30, 2009 the percent for Row (13) was 59.7%, based on the total number of Shares then outstanding.

                               Page 6 of 31 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC Use only

--------------------------------------------------------------------------------
4    Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    Shared Voting Power
BENEFICIALLY            3,007,621 [a][b]
  OWNED BY         -------------------------------------------------------------
    EACH           9    Sole Dispositive Power
  REPORTING             0 [a][b]
 PERSON WITH       -------------------------------------------------------------
                   10   Shared Dispositive Power
                        3,007,621 [a][b]
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,007,621 [a][b]
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [X] [c]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     59.4% [d]
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

[a]  The number of Shares is as of February 28, 2010. The number of Shares for
     Rows (8), (10) and (11) does not include the "Managed Shares". The
     Reporting Person disclaims beneficial ownership of the Managed Shares.

[b]  As of September 30, 2009 the number of Shares for Rows (8), (10) and (11)
     was 3,022,132 Shares. This number of Shares included 14,511 Shares held by subsidiaries of CIEH for their own account. This number of Shares did not include the Previous Managed Shares. The Reporting Person disclaims beneficial ownership of the Previous Managed Shares

[c]  As of February 28, 2010 - excludes the Managed Shares. As of September 30,
     2009 - excludes the Previous Managed Shares

[d]  As of September 30, 2009 the percent for Row (13) was 59.7%, based on the total number of Shares then outstanding.

                               Page 7 of 31 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC Use only

--------------------------------------------------------------------------------
4    Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    Shared Voting Power
BENEFICIALLY            3,007,621 [a][b]
  OWNED BY         -------------------------------------------------------------
    EACH           9    Sole Dispositive Power
  REPORTING             0 [a][b]
 PERSON WITH       -------------------------------------------------------------
                   10   Shared Dispositive Power
                        3,007,621 [a][b]
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,007,621 [a][b]
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [X] [c]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     59.4% [d]
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

[a]  The number of Shares is as of February 28, 2010. The number of Shares for
     Rows (8), (10) and (11) does not include the "Managed Shares". The
     Reporting Person disclaims beneficial ownership of the Managed Shares.

[b]  As of September 30, 2009 the number of Shares for Rows (8), (10) and (11)
     was 3,022,132 Shares. This number of Shares included 14,511 Shares held by subsidiaries of CIEH for their own account. This number of Shares did not include the Previous Managed Shares. The Reporting Person disclaims beneficial ownership of the Previous Managed Shares

[c]  As of February 28, 2010 - excludes the Managed Shares. As of September 30,
     2009 - excludes the Previous Managed Shares

[d]  As of September 30, 2009 the percent for Row (13) was 59.7%, based on the total number of Shares then outstanding.

                               Page 8 of 31 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC Use only

--------------------------------------------------------------------------------
4    Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    Shared Voting Power
BENEFICIALLY            3,007,621 [a][b]
  OWNED BY         -------------------------------------------------------------
    EACH           9    Sole Dispositive Power
  REPORTING             0 [a][b]
 PERSON WITH       -------------------------------------------------------------
                   10   Shared Dispositive Power
                        3,007,621 [a][b]
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,007,621 [a][b]
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [X] [c]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     59.4% [d]
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

[a]  The number of Shares is as of February 28, 2010. The number of Shares for
     Rows (8), (10) and (11) does not include the "Managed Shares". The
     Reporting Person disclaims beneficial ownership of the Managed Shares.

[b]  As of September 30, 2009 the number of Shares for Rows (8), (10) and (11)
     was 3,022,132 Shares. This number of Shares included 14,511 Shares held by subsidiaries of CIEH for their own account. This number of Shares did not include the Previous Managed Shares. The Reporting Person disclaims beneficial ownership of the Previous Managed Shares

[c]  As of February 28, 2010 - excludes the Managed Shares. As of September 30,
     2009 - excludes the Previous Managed Shares

[d]  As of September 30, 2009 the percent for Row (13) was 59.7%, based on the total number of Shares then outstanding.

                               Page 9 of 31 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC Use only

--------------------------------------------------------------------------------
4    Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    Check if disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    Shared Voting Power
BENEFICIALLY            3,007,621 [a][b]
  OWNED BY         -------------------------------------------------------------
    EACH           9    Sole Dispositive Power
  REPORTING             0 [a][b]
 PERSON WITH       -------------------------------------------------------------
                   10   Shared Dispositive Power
                        3,007,621 [a][b]
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,007,621 [a][b]
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [X] [c]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     59.4% [d]
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

[a]  The number of Shares is as of February 28, 2010. The number of Shares for
     Rows (8), (10) and (11) does not include the "Managed Shares". The
     Reporting Person disclaims beneficial ownership of the Managed Shares.

[b]  As of September 30, 2009 the number of Shares for Rows (8), (10) and (11)
     was 3,022,132 Shares. This number of Shares included 14,511 Shares held by subsidiaries of CIEH for their own account. This number of Shares did not include the Previous Managed Shares. The Reporting Person disclaims beneficial ownership of the Previous Managed Shares

[c]  As of February 28, 2010 - excludes the Managed Shares. As of September 30,
     2009 - excludes the Previous Managed Shares

[d]  As of September 30, 2009 the percent for Row (13) was 59.7%, based on the total number of Shares then outstanding.

                               Page 10 of 31 pages

EXPLANATORY NOTE:

In Amendment No. 16 of the Schedule 13D ("Amendment No. 16") filed with the SEC on March 8, 2010, the Reporting Persons inadvertently did not conform the signature pages of Amendment No. 16 or the exhibits thereto to reflect the manual signatures in accordance with applicable securities laws. Accordingly, this filing corrects the signature pages of Amendment No. 16 and its exhibits, and other than for the purpose of filing Amendment No. 16 with the conformed signature pages, this filing does not, and does not purport to, amend, update or restate the information in Amendment No. 16 or reflect any events that have occurred after March 8, 2010.

This Amendment No. 16 on Schedule 13D/A (the "Amendment") amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the
Reporting Persons with respect to the ordinary shares, par value New Israeli
Shekel 0.01 per share, of Hadera Paper Ltd., formerly named American Israeli
Paper Mills Ltd. (the "Statement"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Shares as a result of a purchase of Shares by Clal from
DIC Loans and DIC.

The following amends and supplements Items 2, 3, 4, 5 and 6 of the Statement.

Item 2. IDENTITY AND BACKGROUND

        (a), (b) and (c): The Reporting Persons.

DIC Loans and DIC cease to be Reporting Persons with respect to ownership of
Shares.

As of February 28, 2010:

     IDB Development owned approximately 61% of the outstanding shares of Clal and approximately 74% of the outstanding shares of DIC (and likewise, respectively, as of September 30, 2009).

     IDB Holding owned all (100%) of the outstanding shares of IDB Development
(and likewise as of September 30, 2009).

     Nochi Dankner (together with a private company controlled by him) and
Shelly Bergman owned approximately 56.9% and 12.5% respectively (and likewise, respectively, as of September 30, 2009) of the outstanding shares of, and control, Ganden Holdings. One of the other shareholders of Ganden Holdings, owning approximately 1.7% of Ganden Holdings' outstanding shares, agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions (and likewise as of September as of September 2009).

     Ganden Holdings owned approximately 54.5% (and approximately 55.3% as of
September 30, 2009) of the outstanding shares of IDB Holding, including approximately 37% (and approximately 38% as of September 30, 2009) of the outstanding shares of IDB Holding owned through Ganden which is a wholly owned subsidiary of Ganden Holdings. These shares of IDB Holding, other than approximately 31% of the outstanding shares of IDB Holding owned by Ganden, are not subject to the Shareholders Agreement. Substantially all of the shares of
IDB Holding owned by Ganden and Ganden Holdings have been pledged to financial institutions as collateral for loans taken to finance the purchase of these shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell these shares.

     Shelly Bergman owned through private Israeli corporation which is wholly owned by her approximately 4.2% (and likewise as of September 30, 2009) of the outstanding shares of IDB Holding. These shares of IDB Holding are not subject to the Shareholders Agreement.

     Ruth Manor owned through a private Israeli corporation which is controlled by her approximately 13.2% (and approximately 13.4% as of September 30, 2009) of the outstanding shares of IDB Holding, including approximately 10% (and likewise as of September 30, 2009) of the outstanding shares of IDB Holding owned through
Manor which is a majority owned subsidiary of the above-mentioned corporation.
These shares of IDB Holding, other than approximately 10% of the outstanding shares of IDB Holding owned by Manor, are not subject to the Shareholders
Agreement.

     Avraham Livnat owned through a private Israeli corporation which is controlled by him approximately 13.2% (and approximately 13.4% as of September
30, 2009) of the outstanding shares of IDB Holding, including approximately 10%
(and likewise as of September 30, 2009) of the outstanding shares of IDB Holding owned through Livnat which is a wholly owned subsidiary of the above-mentioned corporation. These shares of IDB Holding, other than approximately 10% of the outstanding shares of IDB Holding owned by Livnat, are not subject to the
Shareholders Agreement.

                               Page 11 of 31 pages

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal, (ii) DIC Loans,
(iii) DIC, (iv) IDB Development and (vi) IDB Holding are set forth in Schedules
A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

          (d) None of the Reporting Persons or, to the knowledge of the
     Reporting Persons, any director or executive officer named in Schedules A,
     B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as follows:

In February 2010, the Supreme Court of Israel reversed, in appeal proceedings initiated by the prosecution in December 2004, the acquittal of DIC, several past executive officers of DIC and one of its other officers by the Tel Aviv
District Court in November 2004 in appeal proceedings initiated by them in June
2002, and reinstated their conviction by the Tel Aviv Magistrate's Court back in
February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of
Companies. None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

          (e) None of the Reporting Persons or, to the knowledge of the
     Reporting Persons, any director or executive officer named in Schedules A,
     B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 30, 2009 Clal purchased from DIC Loans and DIC an aggregate of
1,085,760 Shares for a total purchase price of NIS 246 million (then approximately $65,460,350), in cash, using Clal's own funds to pay such total purchase price.

Item 4. PURPOSE OF TRANSACTION

The Shares acquired by Clal as set forth in this Amendment were purchased for investment purposes.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of February 2010:

     Clal was the direct owner of 3,007,621 Shares, constituting approximately
59.4% of the outstanding Shares (and likewise as of September 30, 2009). Clal shares the power to vote and dispose of these Shares.

     DIC Loans and DIC did not own any Shares (and likewise as of September 30,
2009).

     IDB Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 3,007,621 Shares owned by Clal, constituting approximately 59.4% of the outstanding Shares (and as of September 30 2009 -
also 14,511 Shares held by subsidiaries of CIEH for their own account, or a total of 3,022,132 Shares, constituting approximately 59.7% of the outstanding
Shares). IDB Development disclaims beneficial ownership of all these Shares.

     IDB Holding and the Reporting Persons who are natural Persons may each be deemed the beneficial owners of, and to share the power to vote and dispose of,
3,007,621 Shares beneficially owned by Clal, constituting approximately 59.4% of the outstanding Shares (and as of September 30, 2009 - an aggregate of 3,022,132
Shares beneficially owned by Clal and IDB Development, constituting approximately 59.7% of the outstanding Shares). Each of IDB Holding and the
Reporting Persons who are natural Persons disclaims beneficial ownership of all these Shares. According to the latest reports of the Issuer, as of February 28,
2010 there were 5,060,872 Shares (and as of September 30, 2009 - 5,060,774
Shares) outstanding. The percentages of the outstanding Shares set forth above are based on these numbers as applicable.

On September 30, 2009 Clal purchased from DIC Loans and DIC in a privately negotiated transaction an aggregate of 1,085,760 Shares, being all of the Shares then owned by DIC Loans and DIC, for a total purchase price of NIS 246 million.

During the 60 days which ended on February 28, 2010 subsidiaries of CIEH sold for their own account a total of 8,719 Shares as set forth in the following table. All these sales were made in open market transactions on the Tel Aviv
Stock Exchange.

                               Page 12 of 31 pages

     DATE OF                   NUMBER OF SHARES
   TRANSACTION                    PURCHASED             PRICE PER SHARE (IN NIS)
   -----------            --------------------------    -----------------------
                                                         (excluding commissions)

February 2, 2010                                1,840                     271.61
                                                1,757                     284.72
February 3, 2010                                1,715                     291.27
February 4, 2010                                1,684                     297.15
February 7, 2010                                  575                     292.60
February 8, 2010                                  151                     294.50
                                                  263                     292.00
                                                  500                     292.51
                                                  163                     292.60
                                                   71                     294.90

During the 60 days which ended on September 30, 2009 a subsidiary of CIEH purchased for its own account 410 Shares at a price of NIS 195.80 per Share excluding commissions. This purchase was made on August 11, 2009 in an open market transaction on the Tel Aviv Stock Exchange.

Except as aforesaid, none of the Reporting Persons purchased or sold any Shares during the 60 days periods which ended on February 28, 2010 and September 30,
2009 respectively.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, Clal, DIC and
DIC Loans owned as of February 28, 2010 and as of September 30, 2009, or
purchased or sold during the 60 days which ended on each of such dates, any
Shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

The Voting Agreement terminated effective as of September 30, 2009, upon the sale by DIC Loans and DIC of all the Shares owned by them to Clal.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Schedules A,     -  Name, citizenship, residence or business address and present
B, C, D and E       principal occupation of the directors and executive officers of (i) Clal, (ii) DIC Loans, (iii) DIC, (iv) IDB Development
                    and (v) IDB Holding.

Exhibit 1        -  Letter Agreement dated March 4, 2010 between DIC Loans and
                    Clal authorizing Clal to file this Amendment No. 16 and any amendments hereto on behalf of DIC Loans.

Exhibit 2        -  Letter Agreement dated March 4, 2010 between DIC and Clal authorizing Clal to file this Amendment No. 16 and any
                    amendments hereto on behalf of DIC.

Exhibit 3        -  Letter Agreement dated March 4, 2010 between IDB Development and Clal authorizing Clal to file this Amendment No. 16 and any amendments hereto on behalf of IDB Development.

Exhibit 4        -  Letter Agreement dated March 4, 2010 between IDB Holding and
                    Clal authorizing Clal to file this Amendment No. 16 and any amendments hereto on behalf of IDB Holding.

Exhibit 5        -  Letter Agreement dated March 3, 2010 between Nochi Dankner and Clal authorizing Clal to file this Amendment No. 16 and any amendments hereto on behalf of Nochi Dankner.

Exhibit 6        -  Letter Agreement dated March 3, 2010 between Shelly Bergman and Clal authorizing Clal to file this Amendment No. 16 and any amendments hereto on behalf of Shelly Bergman.

Exhibit 7        -  Letter Agreement dated March 4, 2010 between Ruth Manor and
                    Clal authorizing Clal to file this Amendment No. 16 and any amendments hereto on behalf of Ruth Manor.

Exhibit 8        -  Letter Agreement dated March 4, 2010 between Avraham Livnat and Clal authorizing Clal to file this Amendment No. 16 and any amendments hereto on behalf of Avraham Livnat.

                               Page 13 of 31 pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 16 is true, complete and correct.

Date: March 8, 2010  CLAL INDUSTRIES AND INVESTMENTS LTD.
                     DIC LOANS LTD.
                     DISCOUNT INVESTMENT CORPORATION LTD.
                     IDB DEVELOPMENT CORPORATION LTD.
                     IDB HOLDING CORPORATION LTD.
                     NOCHI DANKNER
                     SHELLY BERGMAN
                     RUTH MANOR
                     AVRAHAM LIVNAT

                     BY: CLAL INDUSTRIES AND INVESTMENTS LTD.

                     BY: /s/ Yehuda Ben Ezra  /s/ Gonen Bieber
                     -----------------------------------------
                     Yehuda Ben Ezra and Gonen Bieber, authorized signatories of
                     Clal Industries and Investments Ltd., for itself and on
                     behalf of DIC Loans Ltd., Discount Investment Corporation
                     Ltd., IDB Development Corporation Ltd., IDB Holding
                     Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor
                     and Avraham Livnat, pursuant to agreements annexed to this
                     Amendment No. 16 as Exhibits 1 through 8.

                               Page 14 of 31 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
           (as of February 28, 2010 and also as of September 30, 2009)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION

Nochi Dankner                                   Chairman of the       Chairman of IDB Holding; IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal; Businessman and director of companies.
floor, Tel-Aviv 67023, Israel

Avi Fischer                                     Director & Co-Chief   Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Officer     Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd. Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Marc Schimmel                                   Director              Co-Managing Director of UKI Investments.
54-56 Euston St., London NW1,
United Kingdom

Yecheskel Dovrat                                Director              Economic consultant & director of companies.
1 Nachshon Street, Ramat Hasharon 47301,
Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th
floor, Tel-Aviv 67023, Israel

David Leviatan                                  Director              Director of companies.
18 Mendele Street, Herzelia 46709, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                  of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Liora Polachek                                  External Director     Independent Lawyer, Partner and Director at
46 He Beiyyar St., Tel Aviv ,                                         Sitan Polachek Attorney.
Israel

Zeev Ben- Asher                                 External Director     Managers Coacher and organizational consultant.
20 Carmely St., Ramt-Gan ,
Israel

                               Page 15 of 31 pages

Zvi Livnat                                      Co-Chief Executive    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Officer               Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Boaz Simons                                     Senior Vice           Senior Vice President of Clal.
3 Azrieli Center, The Triangular Tower 45th     President
floor, Tel-Aviv 67023, Israel

Guy Rosen                                       Senior Vice           Senior Vice President of Clal; Deputy Chairman of
3 Azrieli Center, The Triangular Tower 45th     President             IDB Tourism Ltd..
floor, Tel-Aviv 67023, Israel

Gonen Bieber (**)                               Vice President and    Vice President and Chief Financial Officer of
3 Azrieli Center, The Triangular Tower 45th     Chief Financial       Clal; Vice President and finance manager of IDB
floor, Tel-Aviv 67023, Israel                   Officer               Development; Finance manager of IDB Holding.

Nitsa Einan                                     Vice President and    General Counsel of Clal and Clal Biotechnology
3 Azrieli Center, The Triangular Tower 45th     General Counsel       Industries Ltd.
floor, Tel-Aviv 67023, Israel

Yehuda Ben Ezra                                 Vice President &      Comptroller of Clal.
3 Azrieli Center, The Triangular Tower 45th     Comptroller
floor, Tel-Aviv 67023, Israel

Tal Mund                                        Vice President        Business Development of Clal
3 Azrieli Center, the Triangular Tower
45th floor, Tel Aviv 67023, Israel

(*)      Dual citizen of Israel and France.
(**)     Dual citizen of Israel and Germany.

                               Page 16 of 31 pages

                                                                      Schedule B

                        Directors and Executive Officers
                                       of
                                 DIC LOANS LTD.
           (as of February 28, 2010 and also as of September 30, 2009)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director & Chief      Vice President and Chief Financial Officer of DIC.
3 Azrieli Center, The Triangular Tower 44th     Financial Officer
floor, Tel-Aviv 67023, Israel

Kurt Keren                                      Director              Corporate Secretary of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Motti Berenstain                                Comptroller           Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

              ====================================================

                               Page 17 of 31 pages

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                      DISCOUNT INVESTMENT CORPORATION LTD.
 (as of February 28, 2010 and also as of September 30, 2009 unless otherwise noted)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION

Nochi Dankner                                   Chairman of the       Chairman of IDB Holding; IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal; Businessman and director of companies.
floor, Tel-Aviv 67023, Israel

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd. Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction,
Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street,
Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street,
Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street,                                                   Medical and Scientific Equipment Ltd.
Herzlia B 46583, Israel

Prof. Niv Ahituv                                External Director     Professor at the Faculty of Management in the Tel
33 Drezner Street,                                                    Aviv University.
Tel Aviv 69496, Israel.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                  of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

                               Page 18 of 31 pages

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Haim Gavrieli                                   Director              Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th                          Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer     Chairman of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         and Koor Industries Ltd.

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC; Co-Chief Executive Officer
3 Azrieli Center, The Triangular Tower, 44th                          of Elron.
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Chief Financial Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Asaf Topaz (**)                                 Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Motti Berenstain                                Comptroller           Comptroller of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dr. Yochai Rafaelli (***)                       Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*) Dual citizen of Israel and France
(**) Only as of February 28, 2010
(***) Only as of September 30, 2009

                               Page 19 of 31 pages

                                                                      Schedule D
                        Directors and Executive Officers
                                       of
                        IDB DEVELOPMENT CORPORATION LTD.
           (as of February 28, 2010 and also as of September 30, 2009)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION

Nochi Dankner                                   Chairman of the       Chairman of IDB Holding, IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal; Businessman and director of companies.
floor, Tel-Aviv 67023, Israel

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th
floor, Tel-Aviv 67023, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                  of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                                      Director              Director of companies
18 Nahal Soreq Street,
Modi'in 71700, Israel

Prof. Yoram Margalioth                          Director              Senior lecturer (expert on tax laws) at the
16 Ha'efroni Street,                                                  Faculty of Law in the Tel Aviv University.
Raanana 43724, Israel

                               Page 20 of 31 pages

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (U.K.) Ltd.

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gonen Bieber **                                 Vice President and    Vice President and Chief Financial Officer of
3 Azrieli Center, The Triangular Tower, 45th    finance manager       Clal; Vice President and finance manager of IDB
floor, Tel-Aviv 67023, Israel                                         Development; Finance manager of IDB Holding.

Haim Gavrieli                                   Executive Vice        Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    President             Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President        Vice President Comptrolling of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptrolling          Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Amir Harosh                                     Comptroller           Comptroller of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Inbal Tzion                                     Vice President and    Vice President and Corporate Secretary of IDB
3 Azrieli Center, The Triangular Tower, 44th    Corporate Secretary   Development; Corporate Secretary of IDB Holding.
floor, Tel-Aviv 67023, Israel

 (*)     Dual citizen of Israel and France.
(**)     Dual citizen of Israel and Germany.

                               Page 21 of 31 pages

                                                                      Schedule E

                        Directors and Executive Officers
                                       o f
                          IDB HOLDING CORPORATION LTD.
           (as of February 28, 2010 and also as of September 30, 2009)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION

Nochi Dankner                                   Chairman of the       Chairman of IDB Holding, IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal; Businessman and director of companies.
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
103 Kahanman Street,                            the Board of          of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel                         Directors

Arie Mientkavich                                Vice Chairman of      Chairman of Elron; Deputy Chairman of Gazit-Globe
3 Azrieli Center, The Triangular Tower, 42nd    the Board of          Ltd. and Chairman of Gazit-Globe Israel
floor, Tel-Aviv 67023, Israel                   Directors             (Development) Ltd.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (U.K.) Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Dor                                      External Director     Head of auditing of subsidiaries of Clalit Health
7 Tarad Street, Ramat Gan 52503, Israel                               Services

Zvi Dvoresky                                    External Director     Chief Executive Officer of Beit Kranot Trust Ltd.
3 Biram Street, Haifa 34986, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal.

                               Page 22 of 31 pages

Haim Gavrieli                                   Chief Executive       Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President
3 Azrieli Center, The Triangular Tower, 44th                          Comptrolling of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

                               Page 23 of 31 pages

                                                                       Exhibit 1

                                                         Tel Aviv, March 4, 2010

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
ISRAEL

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Hadera Paper Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                       Very truly yours,
                                              /s/ Kurt Keren, /s/ Ari Bronshtein
                                              ----------------------------------
                                                        DIC Loans Ltd.

A g r e e d:
/s/ Yehuda Ben Ezra  /s/ Gonen Bieber
-------------------------------------
Clal Industries and Investments Ltd.

                               Page 24 of 31 pages

                                                                       Exhibit 2

                                                         Tel Aviv, March 4, 2010
Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
ISRAEL

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Hadera Paper Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                     Very truly yours,
                                            /s/ Kurt Keren, /s/ Ari Bronshtein
                                            ----------------------------------
                                            Discount Investment Corporation Ltd.

A g r e e d:
/s/ Yehuda Ben Ezra  /s/ Gonen Bieber
-------------------------------------
Clal Industries and Investments Ltd.

                               Page 25 of 31 pages

                                                                       Exhibit 3

                                                         Tel Aviv, March 4, 2010

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
ISRAEL

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Hadera Paper Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                     Very truly yours,
                                             /s/ Eliahu Cohen, /s/ Eyal Solganik
                                             -----------------------------------
                                              IDB Development Corporation Ltd.
A g r e e d:
/s/ Yehuda Ben Ezra /s/ Gonen Bieber
------------------------------------
Clal Industries and Investments Ltd.

                               Page 26 of 31 pages

                                                                       Exhibit 4

                                                         Tel Aviv, March 4, 2010
Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
ISRAEL

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Hadera Paper Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                     Very truly yours,
                                            /s/ Haim Gavrieli, /s/ Eyal Solganik
                                            ------------------------------------
                                                IDB Holding Corporation Ltd.

A g r e e d:
/s/ Yehuda Ben Ezra /s/ Gonen Bieber
------------------------------------
Clal Industries and Investments Ltd.

                               Page 27 of 31 pages

                                                                       Exhibit 5

                                                         Tel Aviv, March 3, 2010
Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
ISRAEL

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Hadera Paper Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,
                                                               /s/ Nochi Dankner
                                                               -----------------
                                                                 Nochi Dankner
A g r e e d:
/s/ Yehuda Ben Ezra  /s/ Gonen Bieber
-------------------------------------
Clal Industries and Investments Ltd.

                               Page 28 of 31 pages

                                                                       Exhibit 6

                                                         Tel Aviv, March 3, 2010
Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
ISRAEL

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Hadera Paper Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                              Very truly yours,
                                                              /s/ Shelly Bergman
                                                              ------------------
                                                               Shelly Bergman

A g r e e d:
/s/ Yehuda Ben Ezra /s/ Gonen Bieber
------------------------------------
Clal Industries and Investments Ltd.

                               Page 29 of 31 pages

                                                                       Exhibit 7

                                                         Tel Aviv, March 4, 2010

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
ISRAEL

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Hadera Paper Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,
                                                                /s/ Ruth Manor
                                                                --------------
                                                                  Ruth Manor

A g r e e d:
/s/ Yehuda Ben Ezra /s/ Gonen Bieber
-------------------------------------
Clal Industries and Investments Ltd.

                               Page 30 of 31 pages

                                                                       Exhibit 8

                                                         Tel Aviv, March 4, 2010

Clal Industries and Investments Ltd.
The Triangular Tower, 45th Floor
3 Azrieli Center
Tel-Aviv, 67023
ISRAEL

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange
Act of 1934, as amended, the undersigned hereby agrees that Clal Industries and
Investments Ltd. ("CII") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any
amendments thereto in respect of shares of Hadera Paper Ltd. purchased, owned or sold from time to time by the undersigned.

     CII is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                             Very truly yours,
                                                             /s/ Avraham Livnat
                                                             ------------------
                                                               Avraham Livnat

A g r e e d:
/s/ Yehuda Ben Ezra /s/ Gonen Bieber
------------------------------------
Clal Industries and Investments Ltd.

                               Page 31 of 31 pages